UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jack Henry Spirits LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Utah

    Date of organization
    October 12, 2015

Physical address of issuer
1802 S. Jordan Pkwy, #200, South Jordan, UT 84095

Website of issuer
https://tequilaciudad.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$157,859.53	$127,984.80
Cash & Cash Equivalents	$376.53	$-1,893.20
Accounts Receivable	$46,483.00	$0.00
Short-term Debt	$0.00	$127,169.40
Long-term Debt	$111,000.00	$0.00
Revenues/Sales	$125,317.50	$148,116.00
Cost of Goods Sold	$45,469.04	$93,015.50
Taxes Paid	$0.00	$0.00
Net Income	$-29,352.04	$-16,876.87

April 14, 2020

FORM C-AR

Jack Henry Spirits LLC



     This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Jack Henry Spirits LLC, a Utah limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tequilaciudad.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Jack Henry Spirits LLC (the "Company") is a Utah limited liability company, formed on October 12, 2015. The Company is currently also conducting business under the name of Tequila Ciudad.

The Company is located at 1802 S. Jordan Pkwy, #200, South Jordan, UT 84095.

The Company's website is https://tequilaciudad.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We currently distribute our product through Deutsch Family Wine & Spirits, which then sells the product to Total Wine & More locations across the U.S. Retail prices are as follows:
• Ciudad Blanco: Suggested retail price is $52.99 per 750ml bottle (wholesale: $173 per case of six)
• Ciudad Reposado: Suggested retail price is $56.99 per 750ml bottle (wholesale: $190 per case of six)
• Ciudad Añejo: Suggested retail price is $59.99 per 750ml bottle (wholesale: $211 per case of six)

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon

6

services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on John Barlow, CEO, and Lisa Barlow, President, of the Company respectively. The Company has or intends to enter into employment agreements with John Barlow and Lisa Barlow although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of John Barlow or Lisa Barlow or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on John Barlow and Lisa Barlow in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if John Barlow or Lisa Barlow die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in U.S..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes.

A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We source certain packaging materials, such bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our breweries, distilleries and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our [breweries/distilleries], we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms [and kitchens] are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually

and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms[and kitchens], including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among alcohol products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding alcohol products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our products.
The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturer to maintain the quality of our products.
The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturer is also required to comply with all federal, state and local laws with respect to food safety. However, our third-party co-manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a

contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as agave. In addition, we purchase and use significant quantities of glass, corrugate to package our products. In recent periods, the prices of [agave (which impacts the price of tequila) have been priced above their respective averages and we have realized some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The agave and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We currently distribute our product through Deutsch Family Wine & Spirits, which then sells the product to Total Wine & More locations across the U.S. Retail prices are as follows:
• Ciudad Blanco: Suggested retail price is $52.99 per 750ml bottle (wholesale: $173 per case of six)
• Ciudad Reposado: Suggested retail price is $56.99 per 750ml bottle (wholesale: $190 per case of six)
• Ciudad Añejo: Suggested retail price is $59.99 per 750ml bottle (wholesale: $211 per case of six)

Business Plan

Tequila Ciudad's spirits are made from Blue Weber Agave grown in the Mexican Highlands of Arandas. The highlands region is known to produce a tequila that's different than those grown in the richer volcanic earth of the lowlands region of Mexico. Blue Agave cultivated in the red clay soil of the highlands tend to produce tequila that is softer, rounder, fruitier, and more floral To boost interest, we have hosted numerous branding events, including weekly in-market tastings across numerous Total Wine & More locations. We also sponsor private events, creating custom cocktails made from its tequila for the parties. Additionally, we rely on search engine optimization (SEO) and social media to promote its brand. The company plans to use the funds from this Offering to help increase production, host more tasting events, and provide funds for general marketing.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Tequila Ciudad Blanco	Distilled in copper stills and immediately bottled. The aroma includes bright highland agave, fresh grass, and citrus green fruits like mango peel and pineapple. Taste is said to be lightly bitter, smoky with citrus predominance, with hints of mint and cinnamon.	Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states
Tequila Ciudad Reposado	While other reposados are aged for two to six months, this tequila spends 11 months in American White Oak barrels. Aromas include fruit notes such as banana and green fruits, vanilla, and honey. Taste is said to be a smooth oak flavor, with hints of honey and vanilla, and a slightly smoky finish.	Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states
Tequila Ciudad Anejo	Twice distilled in two separate oak barrels— American White Oak and French Oak—before being blended together. The aroma is a blend of walnut, caramel, and vanilla. Taste is said to be spicy and slightly bitter, with the presence of cooked agave, a mixture of spices, including ginger, and fruit notes like apple and pear.	Sold through Total Wine & More, which operates 193 superstores across 23 U.S. states

We have no new products in development.

We distribute our tequila through Deutsch Family Wine & Spirits, who then delivers it to retail liquor store locations - currently Total Wine & More locations around the U.S.

Competition

The Company's primary competitors are are Patron, Don Julio, Casamigos, and Herradura. In addition, we face competition from companies including, but not limited to: Casa Noble, Clase Azul, Blue Nectar, Avion, and Tres Agaves.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe we are well positioned in the industry segments and markets in which we operate. Product quality, value, and packaging are also important differentiating factors.

Customer Base

Our customers are consumers of premium tequila. However, the main customer we sell to is the retail liquor store market, who then markets the product to the end consumer.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Total Wine & More	National Retail Liquor Store Chain	100.0%

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5266682	IC 033. US 047 049. G & S: Distilled Spirits; Distilled blue agave liquor.	CIUDAD	October 30, 2015	August 15, 2017	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Sale of Tequila Ciudad Blanco	Dept of Treasury Alcohol and Tobacco Tax and Trade Bureau	TTB	April 19, 2016	May 10, 2016
Sale of Tequila Ciudad Reposado	Dept of Treasury Alcohol and Tobacco Tax and Trade Bureau	TTB	April 19, 2016	May 10, 2016
Sale of Tequila Ciudad Anejo	Dept of Treasury Alcohol and Tobacco Tax and Trade Bureau	TTB	April 19, 2016	May 10, 2016

We are subject to federal and state laws and regulations. Prior to being able to sell, label approvals must be received by the TTB. Once this is completed, the approval is valid until the business closes.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1802 S. Jordan Pkwy, #200, South Jordan, UT 84095.

The Company conducts business in Utah.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Company is managed by its members. John Barlow and Lisa Barlow. The Company does not have a board of directors or a board of managers.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Barlow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member, October 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jack Henry Spirits: October 2015 to Present
- Business Management
- Sales Relationship
- Management Inventory
- Management Samplings
- Scheduling and Follow-up Analysis
- Store Staff Trainings Billing

VIDA Tequila: October 2006 to Present
- Business Management
- Sales Distribution
- Relationship Management
- Inventory Management
- Samplings Scheduling and Follow-up Analysis
- Sales Team Management
- Billing

Name

Lisa Barlow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member, October 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jack Henry Spirits: October 2015 to Present
- Business Management
- Marketing
- Branding
- Label and bottle creation
- Social Media Management
- Relationship Management
- Inventory Management

- Store Staff Trainings

VIDA Tequila: October 2006 to Present
- Business Management
- Sales Distribution
- Relationship Management
- Inventory Management
- Marketing
- Marketing Team Management
- Branding Label and bottle creation
- Social Media Management

Luxe Marketing: August 2009 to Present
- Event Planning and Coordination
- Marketing Team Management
- Billing Relationship Management

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Utah, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Except as expressly provided elsewhere in the Company's operating agreement, all decisions respecting the management, operation and control of the business and affairs of the Company and all determinations made in accordance with the operating agreement shall be made by a vote of over fifty percent (50%) of the members' ownership interest.
Anti-Dilution Rights	None

Type of security	Crowd Notes
Amount outstanding	42,041
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Jared Starling
Amount outstanding	$81,300.00
Interest rate and payment schedule	10% Flat Rate
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	August 15, 2029
Other material terms	In the event the outstanding balance is not paid by August 15, 2029, there shall be a preliminary default and the parties shall have one grace period of 30 days and a penalty of $1,000.00. If the default is not cured by September 15, 2029, the note shall be in full default at which point the loan will convert into 10% ownership of the outstanding interest in Jack Henry Spirits LLC.

Type of debt	Crowd Note
Name of creditor	Regulation CF Investors
Amount outstanding	$42,041
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	All Notes have a Valuation Cap of $5M and a Discount Rate of 20%. Upon the occurrence of a sale by the Company of its Preferred Units following the from which the Company receives gross proceeds of not less than $1,000,000 (the "Qualified Financing") the Note will convert into Preferred Units pursuant to the following: (a) if the Investor is not a Major Investor (an investor with a purchase price of $25,000 or greater), the Note will convert upon the earlier of (i) the Company's election or (ii) a change of control transaction or IPO; and (b) if the Investor is not a Major Investor, the Company will convert the Note prior to the closing of the Qualified Equity Financing.

The total amount of outstanding debt of the company is $111,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	42,041	$42,041.00	Purchase Product	March 5, 2019	Regulation CF

Ownership

A majority of the Company is owned by John Barlow and Lisa Barlow.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
John Barlow	50.0%
Lisa Barlow	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$-29,352.04	$0.00	$0.00

Operations

Financial milestones revolve around increasing purchase order values year-over-year. Our main challenges include scheduling enough in-store samplings to introduce Ciudad to end consumers and also marketing to end consumers via social media.

The Company intends to achieve profitability in the next 12 months by presenting at regional Sales Manager trainings, conduct a minimum of 20-30 in-store samplings each month, and increasing social media presence in an effort to increase "click through" purchases.

Liquidity and Capital Resources

On March 5, 2019 the Company conducted an offering pursuant to Regulation CF and raised $42,041.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Barlow
(Signature)

John Barlow
(Name)

Member
(Title)

4/14/20
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Lisa Barlow
(Signature)

Lisa Barlow
(Name)

Member
(Title)

4/14/20
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, John Barlow, being the founder of Jack Henry Spirits LLC, a limited liability company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/John Barlow
(Signature)

John Barlow
(Name)

Member
(Title)
4/14/20
(Date)

EXHIBITS

Exhibit A Financial Statements

EXHIBIT A

Financial Statements

Jack Henry Spirits
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Chase - 8652	376.53
Total Checking/Savings	376.53
Other Current Assets	
Inventory	46,483.00
Loan to shareholder	111,000.00
Total Other Current Assets	157,483.00
Total Current Assets	157,859.53
TOTAL ASSETS	157,859.53
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Barlow loans	169,269.40
Total Other Current Liabilities	169,269.40
Total Current Liabilities	169,269.40
Total Liabilities	169,269.40
Equity	
Owners Draw	29,521.77
Retained Earnings	-11,579.60
Net Income	-29,352.04
Total Equity	-11,409.87
TOTAL LIABILITIES & EQUITY	157,859.53

No Assurance Provided

Jack Henry Spirits
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales	125,317.50
Total Income	125,317.50
Cost of Goods Sold	
Product Cost of Goods Sold	43,905.07
Shipping	1,563.97
Total COGS	45,469.04
Gross Profit	79,848.46
Expense	
Advertising & Promotion	79,829.36
Ambassador	9,450.00
Automobile Expense	1,351.39
Bank Service Charges	1,736.77
Business Licenses & Permits	80.00
Dues & Subscriptions	1,594.82
Event	1,116.72
Graphic Design	2,700.00
Meals & Entertainment	2,312.09
Office Expense	169.33
Outside Services	1,437.75
Professional Fees	2,198.25
Rent Expense	897.00
Supplies	1,235.55
Telephone Expense	593.34
Travel Expense	2,067.50
Utilities	430.63
Total Expense	109,200.50
Net Ordinary Income	-29,352.04
Net Income	-29,352.04

No Assurance is Provided